SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 14, 2007 with the report for the nine-month period ended on March 31, 2007 and March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 14, 2007, the Company filed the report for the nine-month period ended on March 31, 2007 and March 31, 2006 requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

1- Period Result	03-31-07	03-31-06
	Ps,	Ps,
Ordinary	36,716,166	23,377,027
Extraordinary	—	—
Period Profit	36,716,166	23,377,027

2- Net Worth Composition

Outstanding Shares	308,527,234	176,199,596
Treasury Shares	—	—
Subscribed Capital	308,527,234	176,199,596
Comprehensive Capital Adjustment	166,218,124	166,218,124
Premium on Shares	167,682,828	81,679,817
Technical revaluation	—	—
Legal Reserve	13,176,701	11,532,537
Reserve for new projects	120,099,646	—
Retained earnings	36,716,166	117,737,561
Temporary conversion difference	(3,360,656)	—
Total Net Worth	809,060,043	553,367,635

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is $308,527,234. Its share composition is divided in 308,527,234 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

As of March 31, 2007 the amount of 212,626,551 non endorsable common stock of face value Ps. 1 each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 68.9% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 95,752,118 shares, which represent the 31.0% of the issued authorized outstanding capital.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holders of Convertible Notes exercise at the end of the period its conversion right the amount of shares would rise to 314,568,807; and if the holders exercise its warrants the amount of its shares would rise to 321,212,212. Inversiones Financieras del Sur S.A. does not have neither Convertible Notes nor warrants of the Company, as they were converted and exercised on March 31, 2007.

We can remark the following activities during the period:

•	The net profit of the nine-month period of the fiscal year 2007 amounted 36.7 million, a 57% superior to the amount obtained the same period of the last year.

•	The Company has executed a purchase agreement of the country “Tapenagá” for an amount of US$ 7,292,000. The profits of the operation will be reflected in future three-month periods.

•	As of March 31, 2007 the Company had harvested the 100% of the wheat area sowed., the 31% of the sunflower area sowed, the 21% of the corn area sowed and the 18% soy area sowed.

•	During the period, our investment in IRSA Inversiones y Representaciones Sociedad Anónima generated Ps. 30.0 million of revenue, with great expectations to its business.

•

The Company recently inaugurated a second dairy establishment in the farm “La Juanita”. An increase in 24,000 litres per day in dairy production is expected, which will generate a 40,000 litres per day production.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 14, 2007.